Mail Stop 6010   September 3, 2009

Dr. Ahmad Doroudian
President, Chief Executive Officer, Chief
Financial Officer, Principal Accounting Officer
And Director
Neurokine Pharmaceuticals, Inc.
1275 West 6th Avenue
Vancouver, British Columbia, Canada V6H 1A6

> **Re: Neurokine Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 7, 2009**
> **File No. 333-161157**

Dear Dr. Doroudian:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please update the discussion in your prospectus to the most recent date practicable.

<u>Outside Front Cover Page</u>

3. Following your statement that selling shareholders will sell at an initial price of US$0.20 until your common stock is quoted on the OTC Bulleting Board, clarify that you do not currently meet the existing requirements to be quoted on the OTC Bulletin Board. Additionally, make similar clarifications in "The Offering" on page 6 and "Because there is no public trading market for our common stock, you may not be able to resell your shares" on page 17. Revise the disclosure in "Market for Common Equity and Related Stockholder Matters" on page 60 to identify the existing requirements that you do not currently meet.

4. Since there is no present public market for your common stock and you do not intend to apply for listing on any national securities exchange or the NASDAQ stock market, please revise your disclosure to indicate purchasers in this offering will receive an illiquid security.

5. If you use the prospectus prior to the effective date of the registration statement, please include a prominent statement that:

   - The information in the prospectus will be amended or completed;
   - A registration statement relating to these securities has been filed with the Securities and Exchange Commission; and
   - The securities may not be sold until the registration statement becomes effective.

<u>Prospectus Summary</u>
<u>Overview, page 1</u>

6. Please provide a balanced presentation of your business concept and operations. This information should be briefly presented in the summary section and discussed in greater detail in your business section. For example:
   - Please reconcile your identification as a "research and development company" with your strategy of finding applications for existing drugs development by others;
   - Discuss the apparent lack of any research and development activities in the quarter ended April 30, 2009;
   - Briefly clarify how you identified and obtained your three primary products and whether the products were obtained from related parties; and
   - Expand your discussion relative to your business model to clarify your current stage of development with respect to each of your three principal products.

7. Please balance the discussion of your strategies with a discussion of the challenges, risks and obstacles you will encounter in implementing this strategy, including the lack of resources to continue operations.

8. Please expand the summary to briefly describe your business plan. A more detailed discussion of your business plan should be provided in the MD&A section. The more detailed discussion should describe the activities in which you need to engage in order to

implement your business plan, when you expect to complete each of these activities, and the anticipated costs involved.

9. Please provide the basis for your belief that your strategy will increase the likelihood of obtaining regulatory approval, decrease your research and development time, decrease your testing and trial time, and increase the pace of your progress toward product commercialization. To the extent that your strategy allows you to omit steps in the regulatory process, this aspect of your strategy should be discussed. Additionally, omitting such steps creates risks relating to safety, efficacy or regulatory approval these risks should be discussed in the Risk Factor discussion.

The Offering, page 6

10. We note your current financial condition, the losses you anticipate to incur, your need for additional funds, and that you "do not have sufficient cash to meet our planned day-to-day operating needs through August 2009." We also note you raised approximately $17,840 in your July 2009 private placement, the estimated cost of $17,552 you will incur for the subject registration statement, and the absence of any apparent obligation on your part to register the securities that are the subject of the registration statement. In view of the costs you will incur as a public company and the fact you are not receiving any proceeds from a public offering, please explain why you determined to become a public company at this time.

11. Please expand the discussion to briefly explain how you utilized the proceeds you received from the July 2009 private offering.

Risk Factors, page 8

12. Please consider including separate risk factors discussing the following risks or explain why you believe these factors do not present a material risk:
- The conflicts of interest that may exist with respect to licensing, candidate selection, and development activities;
- The extent to which some of your officers and directors work with other companies in addition to their work with you, the identity of the other companies, and the type of work performed by each officer or director, and the amount of time these individuals can allocate to your business activities;
- Any restraints on your use of existing drugs developed by others for new indications;
- The extent to which you have patent rights to the products developed by others; and
- The type of proxy and annual meeting information that would not be available under Canadian law.

13. Please include a separate risk factor disclosing your going concern opinion and the potential effect it may have on your ability to raise additional funds through equity or debt financing.

"We will require substantial additional funds …." Page 9

14. To the extent practicable, please quantify the amount of additional financing you need and state when you need the funding.

<u>"Any products that we may develop will be required to undergo…." Page 9</u>

15. Please expand the discussion to state the current status of your various products in the FDA approval process. For example, have you submitted new drug applications to the FDA, for which products, and when.

<u>"We rely on third parties to conduct our clinical trials." Page 11</u>

16. We note you may be substantially dependent on one or more of these agreements. If you are, please file copies of the agreements and discuss them in greater detail in your business section. If you do not believe that you are substantially dependent upon these agreements, please provide an analysis supporting your determination. See Item 601(b)(10)(ii)(B) of Regulation S-K.

17. Please disclose any significant problems, significant side effects or unsuccessful results from any clinical trials conducted to date relating to your product candidates.

<u>"We will depend on other parties to manufacture our product candidates…." Page 12</u>

18. Since you plan to use existing products for other indications, please clarify the extent to which you may be required to obtain these products from the original developer of the product. To the extent you have agreements with the original developers of the approved products that underlie your three leading candidates, please file these agreements as exhibits.

19. Please expand your discussion to explain the risks related to intellectual property and manufacturers' potential failure to comply with strictly-enforced regulatory requirements.

20. Are any of your product candidates currently covered by patents? If they are, is your ability to obtain these products restricted?

<u>"We face potential product liability exposure…." Page 13</u>

21. Please expand the discussion to clarify the extent to which you currently have product liability insurance and the amount of coverage.

<u>"We face substantial competition …." Page 13</u>

22. Please expand the discussion to identify your principal competitors and their stage of development of competing products.

<u>"We depend on our key personnel to carry out our business plan…." Page 14</u>

23. Please identify the individuals upon whom you are dependent. Discuss the extent to which you have employment agreements with these individuals and, if applicable, the term and termination provisions of the agreements.

24. We note your disclosure that competition for skilled personnel among biopharmaceutical companies is intense and your reference to the limited number of individuals in the industry with the required breadth of skills and experience. To the extent that you have experienced difficulty recruiting or retaining qualified employees, please discuss these difficulties.

<u>If we are the subject of an intellectual property infringement claim…, page 16</u>

25. Please clarify at what point in the research and development process you seek license agreements. For example, do you conduct any research prior to seeking a license agreement or do you perform research and seek a license agreement when you have an indication that you may have an alternative use for a product that has already been approved for another use?

<u>If we fail to comply with our obligations under our license with Global Laboratories…, page 17</u>

26. We note your license agreement with Global Laboratories is non-exclusing. If the agreement allows Global Laboratories to license the same intellectual property to competing companies for similar purposes, please consider including a separate risk factor discussion describing this risk and the potential consequences.

27. Please describe your obligations under your agreement with Global Laboratories.

<u>"You may experience dilution…." Page 18</u>

28. In view of your need for additional financing, please consider changing the language in your risk factor heading from "may" to "will."

<u>"We do not intend to pay dividends …, " page 18</u>

29. Please revise to clarify that there is no guarantee that your investment will appreciate.

<u>Description of Business</u>
<u>Overview, page 15</u>

30. Please elaborate on the nature and extent of your research and development activities. In this regard, we note your have no full or part time employees and utilize the services of independent contractors. Please identify the contractors who conducted these activities.

<u>Our Strategy, page 33</u>

31. Please expand the discussion to provide more information concerning "re-profiling" including:

- A discussion of the advantages and disadvantages of the approach;
- An analysis of the steps in the drug development process, including regulatory approval, that can be eliminated as result of re-profiling approach;
- How your approach to re-profiling differs from the normal practice;
- The basis for your statement that your approach will result in faster, more efficient clinical trials with "a dramatically increased chance of obtaining regulatory approval; and
- The relationship, if any, between the owner of the existing drug and the "re-profiler," e.g. seller and purchaser, licensor and licensee, etc.

NK-001, page 34

32. Please clarify at the beginning of your discussion that NK-001 is Etanercept and if accurate that a license is not necessary because the patent has expired in South Africa and will expire in the U.S. this year.

33. We note you filed a patent application for "the use of NK-001 and similar TNF-Alpha targeting drugs…." Please clarify whether the similar drugs were a component of the application with respect NK-001 or separate specific patent applications for each of the "targeting drugs."

34. Please describe the status of the patent application for NK-001, the significance of the patent application, and the nature of any additional time, work, submissions, research, etc. that may be required prior to a determination whether a patent for NK-001 should be granted to you.

Post-Heart Bypass Surgery and Neurocognitive Impairment, page 34

35. Please identify the 2006 survey referred to in this section.

Rational and Objectives for the Application of TNF-Alpha…., page 38

36. On page 5 you refer to NK-001 as your flagship product. However, you state here that "no experimental data is provided to demonstrate the therapeutic effect of anti-TNF on post heart bypass cognitive impairment." Please explain why you consider this to be your flagship product and explain why you believe it is not necessary conduct preclinical studies of this product candidate in order to begin Phase II studies or obtain FDA approval.

37. Please expand the discussion to describe the current status of your bullet point objectives.

Regulatory and Patent Issues, page 39

38. We note the trade name for Etanercept is Enbrel and that the license agreement with Globe refers to protein therapeutics such as enbrel. Please tell us supplementally the extent to which the licensed field obtained as a result of the Globe agreement pertains to your proposed products.

Liposome Encapulated NK-001…., page 39

39. Please clarify whether you performed the small pilot study in 15 patients discussed on page 40. If you did not, please identify the party that performed the study.

40. Please identify the 2006 study that found that encapsulation increases the rate of drug uptake by 100% to 1000%.

41. To the extent that your development of NK-002 depends on a product or technology licensed from a third party, identify the third party, describe the material terms of the license and file it as an exhibit to the registration statement.

Interleukin-1 Antagonist for the Treatment of Discogenic Back Pain, page 41

42. Please expand the discussion to state who identified NK-003 as a drug for the treatment of back pain and when the identification was made.

43. Please state who originally engineered NK-003. If NK-003 is another re-profiled product, please expand discussion to provide regulatory and patent information similar to that provided with respect to NK-001.

44. Please update the discussion of the status of your patent application for NK-003.

45. Please explain who made the determination that NK-003 is an "ideal drug for the treatment of intervertebral disc herniation and sciatica." If this is your determination, clarify that it is your belief and provide the basis for your belief.

46. Please explain whether preclinical and/or Phase I studies were conducted or why you believe they are not necessary.

47. Please quantify the financing necessary to complete your Phase IIA trials.

Pre-Clinical Trials, page 41

48. Please explain why pre-clinical trials will not re required for NK-001 and NK-003.

49. We note the reference to the beginning of pre-clinical trials of NK-002 and Phase II studies for NK-001 in September 2009. In view of the anticipated costs of such trials and your current financial condition, please update the discussion concerning the anticipated start date of these trials and the basis for the apparent belief that sufficient funding will be available.

Research and Development Progress, page 46

50. Please expand the presentation to indicate specifically when you indentified NK-001 and NK-002 for their respective indications.

51. In view of your current staffing and resources, please clarify who conducted the research which identified NK-001, NK-002 and NK-003 and when this research was initiated.

52. Please expand the discussion relative to the license agreement with Globe Laboratories to indicate whether and how the techniques for the production of therapeutic proteins pertain to your development of NK-001, NK-002, and NK-003.

53. Please expand the discussion relative to the license agreement with Globe to describe how the know-how and trade secrets were transferred to you. For example, was it in the form of a manual, formula, specific equipment, etc. Are you required to utilize Globe's services in the event you want to use the know-how and trade secrets? Can Neurokine access the know-how and trade secrets if Dr. Doroudian is no longer affiliated with Neurokine?

Markets for our Planned Products, page 47

54. Please provide supplemental support for the following:
   - your belief that the universe of patients for NK-001 would be all heart bypass patients and that the annual market for the drug would be $500 million;
   - your estimate of the size of the Alzheimer's treatments market for 2005; and
   - your estimate of size of the market to which NK-003 is directed.

55. If applicable, please consider clarifying whether the total costs of Alzheimer's treatments markets includes physician, nursing, companion, residential and custodial expenditures. In addition, please clarify how you determined the market for NK-002 to be $5 billion.

Research and Development, page 47

56. Please revise the research and development discussion to describe the activities performed. If the expenses relate to payments to consultants who performed research on your behalf, please identify the consultants and describe the research performed. Please also update the discussion to include your recent research and development activities. In this regard, we note you did not incur any research and development expenses for the three month period ended April 30, 2009.

Intellectual Property, page 48

57. Please identify your product candidates that are dependent on your license agreement with Globe.

Manufacturing, page 48

58. Please provide additional information concerning your proprietary encapsulation technology, how such technology was acquired, and how you protect such technology when utilizing contract manufacturers.

59. If you are substantially dependent upon such manufacturers, please describe the material terms of the agreements with them and file the agreements as exhibits. If you do not believe you are substantially dependent upon these agreements, please provide a detailed analysis supporting your determination.

Employees and Consultants, page 50

60. Please file the consulting agreements as exhibits.

Fast Track Designation and Priority Review, page 53

61. Please specifically state that Fast Track designation does not result in the elimination or waiver of preclinical or clinical trials.

Orphan Drug Designation, page 53

62. Please revise to clarify that if a completing company receives an orphan drug designation and obtains FDA approval, your product candidate may not be approved the same indication for up to seven years.

Market for Common Equity and Related Stockholder Matters, page 60

63. Please provide the information requested by Item 201(a)(2) of Regulation S-K.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 61

Liquidity and Capital Resources, page 63

64. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The current status of the project;
b. The costs incurred during each period presented and to date on the project;
c. The nature, timing and estimated costs of the efforts necessary to complete the project;
d. The anticipated completion dates;

     e.   The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

     f.   The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., revise this discussion to include the external costs by project for each period presented to the extent available. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

65. Your disclosure states "As of January 31, 2008 we had cash in our bank accounts of $29,724." Please revise your disclosure to reconcile the date to the balance sheet.

66. We note you intend to develop your website within the next 12 months, however your list of planned expenditures for the next 12 months does not include any funds for website development. Please advise or revise.

Directors and Officers, page 67

67. The background discussion relative to Dr. Doroudian omits his relationship with Globe Laboratories. Please advise or revise.

Conflicts of Interest, page 72

68. Please indicate when you intend to adopt your code of ethics.

Executive Compensation, page 74

69. Please revise the description of the Management Consulting Agreement with Penny Green to disclose the value of the shares issued.

Security Ownership of Certain Beneficial Owners and Management, page 76

70. Please provide the addresses for Ms. Green and Hamman and Drs. Doroudian and Salari.

71. Since he has shared voting and dispositive control, tell us why Dr. Willmer is not included in the chart. In this regard, we note footnote 12 on page 25.

72. Please revise footnote 11 to include a cross reference to the section entitled "Certain Relationships and Related Transactions" which section should also be revised to include a

discussion of the option agreement. The option agreement should also be filed as an exhibit. We may have additional comments.

Certain Relationships and Related Transactions, page 79

73. With respect to the Globe license agreement, if the assets were acquired by Dr. Doroudian or Globe within two years prior to the date of the license agreement, state the costs it paid to acquire the assets. In this regard, please state when Dr. Doroudian formed Globe. See Item 404(c) of Regulation S-K.

74. Please describe the material terms of the option agreement among Mr. Pridmore, Ms. Hamman, and the company. The discussion should address the reasons for the option agreement and the low exercise price. In addition, tell us whether similar option agreements exist with respect to other officers, directors or principal shareholders.

Financial Statements, page F-1

Years Ended January 31, 2009 and 2008, page 81

Report of Independent Registered Public Accounting Firm, page F-1

75. The audit firm Saturna Group Chartered Accountants LLP not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X. Please note that registration with the PCAOB does not supercede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to complete our review and accept the reports of Saturna Group Chartered Accountants LLP Firm until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Saturna Group Chartered Accountants LLP should inquire with Kevin Stout, Staff Accountant, in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Saturna Group Chartered Accountants LLP's plans to complete this process.

Notes to the Financial Statements, page F-6

2. Significant Accounting Policies, page F-6

76. Please amend your filing to provide the disclosures required under paragraphs 20 and 21 of FIN 48.

3. Intangible Assets, page F-10

77. Please clarify what "rights to certain licenses" you acquired and why it is appropriate to recognize an asset rather than expense. Further, please revise your disclosure here to clarify the license terms, as provided on page 20, as well as how you determined the amortization period.

4. Common Stock, page F-10

78. Please tell us how you apparently determined that the two million shares issued to Globe Laboratories have an assumed value of $.25 per share. We note that in May 2008, shares were sold for $.30 per share.

6. Income Taxes, page F-11

79. You state "The income tax benefit differs from the amount computed by applying the US federal income tax rate of 34% to net loss before income taxes". However the table indicates you are using a statutory rate of 26%. Please advise or revise.

Three Months Ended April 30, 2009

Balance Sheets, page F-14

80. Your balance sheet indicates that you have approximately 200 million shares authorized, and 23.7 million shares issued and outstanding as of January 31, 2009 and April 30, 2009. According to your balance sheets on page F-2, you have approximately 100 million shares authorized and 11.9 million issued and outstanding as of January 31, 2009. Please advise as to why the number of shares authorized, issued and outstanding appears to differ. If a stock split has been effected, please amend your audited financial statements to retroactively present the changes that have occurred as a result of the stock split. Disclose the stock split in a note to the financial statements in both the audited and interim financial statements. If the change has occurred based on another transaction, please amend your financial statements and notes to the financial statements to include an explanation to fully explain the transaction.

Exhibit 10.2

81. We note you have deleted the "know-how" described in Appendix A. Please refile the exhibit in unredacted form. If you wish to request confidential treatment for portions of the exhibit, please refer to the procedures outlined in Staff Legal Bulletin No. 1 (February 28, 1997) and Staff Legal Bulletin No. 1A (July 11, 2001.)

82. We note that article 4.2 requires Globe to file "the patents on the technology." Please tell

us:

- Whether these patents have been filed;
- When and where they were filed;
- What the patents covered; and
- Whether the patents were filed in Neurokine's name or Globe's name.

83. We note from article 12.2 that Julian Salari was the president of Globe when the parties entered into the agreement. Please revise the discussion throughout the prospectus to also indicate Mr. Salari's relationship to both the registrant and Globe at time the parties entered into the agreement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Robert Gallettti, Esq.
         c/o Bacchus Law Corporation
         925 West Georgia Street, Suite 1820
         Vancouver, British Columbia, Canada V6C 3L2